Filed Pursuant to Rule 433

Registration Statement No. 333-201958

Pricing Term Sheet

March 29, 2017

This FWP is being filed to correct certain typographical errors set forth in the FWP relating to the 3.000% Notes due 2027 filed on March 29, 2017 (Accession Number: 0001193125-17-101782, File / Film Number 333-201958 / 17722624). The FWP filed on March 29, 2017 incorrectly stated the “Make-Whole Call” and “Par Call” dates as January 15, 2017. The correct date is January 15, 2027. The FWP filed on March 29, 2017 also incorrectly described the “Benchmark Treasury” as due February 15, 2017. The correct date is February 15, 2027. Below is the corrected FWP.

Union Pacific Corporation

3.000% Notes due 2027

Issuer:	Union Pacific Corporation

Ratings (Moody’s / S&P):	A3 / A*

Principal Amount:	$500,000,000

Trade Date:	March 29, 2017

Settlement Date:	April 5, 2017 (T+5)

Maturity:	April 15, 2027

Interest Payment Dates:	April 15 and October 15, commencing on October 15, 2017

Coupon:	3.000%

Price to Public:	98.608% of Principal Amount

Yield to Maturity:	3.163%

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Treasury Price/Yield:	98-24 / 2.393%

Spread to Benchmark Treasury:	+77 basis points

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to January 15, 2027, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 15 basis points plus accrued and unpaid interest to the date of redemption.

Par Call:	At any time on or after January 15, 2027, at 100% plus accrued and unpaid interest to the date of redemption.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	907818 EP9 / US907818EP96

Denominations:	$1,000 x $1,000

Concurrent Debt Offering:	The Issuer is also offering $500,000,000 of 4.000% Senior Notes due 2047.

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLP

Senior Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC

Co-Managers:

MUFG Securities Americas Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

BNY Mellon Capital Markets, LLC

Mizuho Securities USA Inc.

Loop Capital Markets LLC

PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll-free at 1-800-831-9146, calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or calling Morgan Stanley & Co. LLP, toll-free at 1-866-718-1649.

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